UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

  FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-31819

Gold Reserve Inc.
(Exact name of registrant as specified in its charter)

999 W. Riverside Avenue, Suite 401
Spokane, Washington 99201
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into Gold Reserve Inc.’s (the “Company”) current Registration Statements on Form F-3 on file with the U.S. Securities and Exchange Commission (the “SEC”).

The following exhibits are furnished with this Form 6-K:

99.1 September 30, 2018 Interim Consolidated Financial Statements

99.2 September 30, 2018 Management’s Discussion and Analysis

99.3 Chief Executive Officer’s Certification of Interim Filings

99.4 Chief Financial Officer’s Certification of Interim Filings

Cautionary Statement Regarding Forward-Looking Statements and information

The information presented or incorporated by reference in this report contains both historical information and "forward-looking statements" (within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act) or "forward-looking information" (within the meaning of applicable Canadian securities laws) (collectively referred to herein as "forward-looking statements") that may state our intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause our actual financial results, performance or achievements to be materially different from those expressed or implied herein and many of which are outside our control.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements.  The words "believe," "anticipate," "expect," "intend," "estimate," "plan," "may," "could" and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements.  Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, including, without limitation:

•         the risk that the conclusions of management and its qualified consultants contained in the most recent Preliminary Economic Assessment of the Siembra Minera Gold Copper Project (the "Project") in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects may not be realized in the future;

•         delay or failure by the Bolivarian Republic of Venezuela ("Venezuela") to make payments or otherwise honor its commitments under the Settlement Agreement, including with respect to the payment of the Award;

•         the risk that Venezuela may not transfer the funds already deposited to the trust account for the benefit of the Company at Banco de Desarrollo Económico y Social de Venezuela ("Bandes Bank") (the "Trust Account"), a Venezuelan state-owned development bank, to our U.S. or Canadian bank accounts;

•         the risk that the Venezuelan government bonds received by the Company in payment of certain monthly installments due under the Settlement Agreement may not be able to be sold in a timely manner at their current market value or at all;

•         the risk of currently existing or the imposition of additional future sanctions by the U.S., Canada or other jurisdictions that may negatively impact our ability to freely transfer funds from Venezuela and/or our ability to do business in Venezuela;

•         the ability of the Company and Venezuela to (i) successfully overcome any legal, regulatory or technical obstacles to operate Siembra Minera and develop and later operate the Siembra Minera Project, (ii) obtain any remaining governmental approvals and (iii) obtain, subject to Sanctions, financing to fund the capital and initial operating costs of the Siembra Minera Project;

•         the risk the activities planned to be undertaken pursuant to the Permit to Effect and the social programs planned to be undertaken associated with the Siembra Minera Project area may not proceed as anticipated;

•         risks associated with exploration, delineation of adequate resources and reserves, regulatory and permitting obstacles and other risks incident to the exploration, development and operation of mining properties in Venezuela and generally for mining projects including our ability to achieve revenue producing operations in the future;

•         local risks associated with the concentration of our future operations and assets in Venezuela, including operational, security, legal, regulatory, political and economic risks;

•         our ability to resume our efforts to enforce and collect the Award, including the associated costs of such enforcement and collection effort and the timing and success of that effort, if Venezuela fails to make payments under the Settlement Agreement, it is terminated and further efforts to meet the commitments in the Settlement Agreement are abandoned;

•         pending the receipt of payments under the Settlement Agreement to our U.S. or Canadian bank accounts, our continued ability to service our obligations as they come due and access future additional funding, when required, for ongoing liquidity and capital resources, including as a result of payments of certain of those funds that must be made to our shareholders, Bonus Plan participants and holders of CVRs;

•         potential shareholder dilution resulting from future financings;

•         our prospects in general for the identification, exploration and development of additional mining projects;

•         risks associated with the abilities and continued participation of key employees; and

•         changes in U.S., Canadian and/or other tax laws to which we are subject.

See “Risk Factors” contained in our Annual Information Form and Annual Report on Form 40-F filed on www.sedar.com and www.sec.gov, respectively for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the U.S. Securities and Exchange Commission (the "SEC") or other securities regulators or presented on the Company’s website.  Forward-looking statements speak only as of the date made.  All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by this notice.  We disclaim any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to our disclosure obligations under applicable U.S. and Canadian securities regulations.  Investors are urged to read the Company’s filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedar.com, respectively.

The terms "mineral resource," "measured mineral resource," "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases, and such estimates are not part of the SEC Industry Guide 7.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 20, 2018

GOLD RESERVE INC. (Registrant)

By: /s/ Robert A. McGuinness

        Robert A. McGuinness, its Vice President of Finance,

        Chief Financial Officer and its Principal Financial and Accounting Officer